CALEDONIA’S NEW DIRECTOR LIVERANT

Toronto, Ontario – January 29, 2007:   In a Release dated January 19, 2007 Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM: CMCL) announced the appointment of Robert Borys Liverant as a non-executive Director and a member of its Audit Committee.  To satisfy AIM requirements this Release is issued to provide additional information.  Mr. Liverant, aged 78, is presently a non-executive Director of two Canadian companies which trade on the TSX Venture Exchange in Canada, Bonaventure Enterprises Inc. and Valterra Resource Corporation.  He is also a member of the Audit Committee of Bonaventure Enterprises Inc.  Mr. Liverant was a Director from May 1996 until September 2006 of Capital Title Group Inc., a U.S. company that was headquartered in Scottsdale, Arizona, U.S.A. and trades on NASDAQ in the U.S.A.

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

President & CEO, Caledonia Mining

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.